Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

September 29, 2023

Via EDGAR Filing

Mr. Aaron Brodsky

Ms. Tara Varghese

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2349

Convertible & Income Portfolio of Funds, Series 40

File Nos. 333-274103 and 811-03763

Dear Mr. Brodsky:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2349, filed on August 21, 2023, with the Securities and Exchange Commission. The registration statement proposes to offer the Convertible & Income Portfolio of Funds, Series 40 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       The “Principal Investment Strategy” section states that the ETFs in which the trust invests invest substantially all of their assets in convertible securities. Please disclose whether the ETFs will substantially invest in contingent convertible securities. If so, please disclose this in the principal investment strategies and provide the corresponding risk disclosures.

Response: The ETFs that the trust may invest in do not currently invest substantially in contingent convertible securities.

2.       In the “Principal Investment Strategy” section, please disclose the types of investments of the trust on the date of deposit.

Response: A sentence will be added stating the types of investments that represent a significant amount of the trust’s assets as of the date of deposit.

Investment Summary — Security Selection

3.       The “Security Selection” section lists duration as one of the factors considered when selecting closed-end funds. Please more specifically disclose how the sponsor considers duration in this context. For example, does the sponsor favor funds with longer or shorter durations.

Response: In response to this comment, the “Duration” bullet point under “Security Selection” has been revised as follows:

Duration. The sponsor considers the duration of the funds relative to their peers as well as the overall portfolio. The sponsor favors funds with shorter durations but may select funds with any duration.

4.       In the security selection section it states, “ETFs are built like an index fund, but trade like a stock.” Please revise this sentence to indicate that only some ETFs are built like an index fund.

Response:       The referenced sentence has been revised as follows:

ETFs are often built like an index fund, but trade like a stock.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

     Morrison C. Warren